FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

June 12, 2002

ORCHESTREAM HOLDINGS PLC

(*Registrant's name*)

Avon House
Kensington Village, Avonmore Road
London W14 8TS
England
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by Orchestream Holdings plc ("Orchestream") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, Orchestream is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2002

ORCHESTREAM HOLDINGS PLC

By: ______________________
Anthony Finbow
Chief Financial Officer

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

EXHIBIT 1

Orchestream®

ORCHESTREAM LAUNCHES RESOLVE 6.0

Enhancements focus on reducing cost of Network Ownership for Service Providers

Nice, France – TMW Stand 75, 14 May 2002 – Orchestream (LSE:OCH and NASDAQ:OCHS), a leading provider of software platforms for automating the configuration, activation and assurance of next generation services on broadband networks, today announced the launch of Resolve 6.0, its best-in-class service and network performance management software for service providers. Presentations of the new product will be given at the Orchestream Telemanagement World stand # 75.

Orchestream Resolve 6.0 features the Resolve Access Manager (RAM), delivering the Resolve configuration and administration functions via a zero-footprint Web-based client. Easily integrated with other OSS applications, the RAM provides simple administration of the Resolve system, including a straightforward search capability that helps users quickly identify customers, services and other network components. Its user-friendly interface ensures minimal operator training is necessary.

The Web reporting solution has also been augmented in Resolve 6.0, allowing it to integrate with existing Web portal applications and adopt a custom look and feel. End users can be given more control, including changing passwords and scheduling their own reports. Improved administration means it's easier to organize reports for different user classes. For example, SLA reports can be delivered to external customers or internal reports can be sent to company executives. This enables more informed decision making by a carrier's management team. Reports can be archived and versioned in order to maintain a history of reports.

Anthony Finbow, Chief Executive of Orchestream, commented, "We are pleased to announce the launch of our new Resolve product. Tier-1 and larger Tier-2 service providers are actively seeking to increase revenue from services delivered over their existing infrastructure, and Resolve 6.0 gives them a clear picture of their current network performance and how new services would affect this performance."

Resolve 6.0 also includes the Resolve Report Launcher, which provides a more intuitive means for accessing Resolve's standard reports. Reports are organised by user categories and these provide descriptions of the reports and identify drill-through capabilities. Other functionality includes Unix support for a Web-reporting server, differentiated reporting for soft permanent virtual circuit and Solaris 8 support.

Orchestream Resolve 6.0 is currently in beta test with customers and will be generally available globally in June 2002. Further information on features, enhancements and pricing is available from your local Orchestream office.

Orchestream®

About Orchestream

Orchestream delivers software platforms for automating the configuration, activation and assurance of next generation services on broadband networks. Orchestream's products provide network owners and operators with the tools they need to deliver value added services and manage network performance and customer satisfaction. Founded in 1996 and listed on the London Stock Exchange and NASDAQ, Orchestream's customers include some of the world's most innovative telecom companies including AT&T, BT Ignite, Cable and Wireless, COLT, Energis, SBC, Sonera, Teleglobe, Telstra, Telewest and Worldcom. For more information visit www.orchestream.com, or call: Europe and Rest of World: +44 (0) 20 7348 1500; North America: (703) 734-3706.

Contact Details:

Sarah West

Director of Communications
Phone: +44 (0) 7971 848 537
Email: swest@orchestream.com

Bridget McQueen Peake

Manager Public Relations
Phone: +44 (0) 20 7348 1523
Email: bpeake@orchestream.com

###

EXHIBIT 2

Orchestream®

ORCHESTREAM SHOWCASES AWARD-WINNING SERVICE ACTIVATOR PRODUCT AT TELEMANAGEMENT WORLD, NICE

Featuring live demonstration of the InfoVista Integration Module

Nice, France – TMW Stand 75, 14 May 2002 – Orchestream (LSE:OCH and NASDAQ:OCHS), a leading provider of software platforms for automating the configuration, activation and assurance of next generation services on broadband networks, today announced it will be demonstrating the latest version of its award-winning Service Activator software at TeleManagement World in Nice, France. In addition, the company has announced the commercial availability of the InfoVista Integrated Module, an out-of-the-box software solution to activate and monitor IP services. Demonstrations of the integrated solution will be available at the Orchestream stand # 75.

Service Activator gives service providers a single software platform to automate the management of a very broad range of network features to deliver real-time, dynamic services. Examples of these are: Layer 3 VPNs using MPLS, QoS and security management, as well as support for Layer 2 services using MPLS and VLANs, Layer 3 services using IPSec, Service Level Agreement (SLA) assurance and Web GUI modules for customer self-provisioning.

Mabel Brooks, senior product manager, data services at Telewest, said, "Orchestream continues to add product features and integrated solutions that create opportunities for Telewest to offer new services to our customers, and increase our competitive advantage in this very tight market. We are currently implementing several MPLS VPNs for customers in the UK market, and anticipate this demand will grow, especially for multiple classes of service, which Service Activator activates and InfoVista reports on."

Debuting in Europe at TeleMangement World, the InfoVista Integration Module is an out-of-the-box software solution that allows the service provider to activate services and prove that they are delivering the service to the customer consistent within the terms defined under the customer's SLA.

Anthony Finbow, Chief Executive Officer of Orchestream, commented, "Orchestream and InfoVista have met significant service provider demand for an out-of-the-box solution that addresses the challenges service providers face in delivering profitable, customer oriented, real-time IP services to ever more demanding service level agreements. We have brought our joint market leading experience together to develop this commercially attractive solution."

At TeleManagement World, on Wednesday at 10.30am, Orchestream will be hosting a panel of its customers who will be explaining how they have implemented IP Services to their corporate customers, and what the obstacles are to delivery, both technical and business.

Orchestream®

About Orchestream

Orchestream delivers software platforms for automating the configuration, activation and assurance of next generation services on broadband networks. Orchestream's products provide network owners and operators with the tools they need to deliver value added services and manage network performance and customer satisfaction. Founded in 1996 and listed on the London Stock Exchange and NASDAQ, Orchestream's customers include some of the world's most innovative telecom companies including AT&T, BT Ignite, Cable and Wireless, COLT, Energis, SBC, Sonera, Teleglobe, Telstra, Telewest and Worldcom. For more information visit www.orchestream.com, or call: Europe and Rest of World: +44 (0) 20 7348 1500; North America: +1 (703) 734-3706.

About InfoVista

InfoVista is a leading global provider of service assurance software solutions, which helps customers maximize return on investment from their Information Technology (IT) infrastructure. InfoVista's software monitors, analyzes and reports on the performance, availability and quality of service of IT infrastructure components, including networks, systems and applications. InfoVista's target customers include telecommunications companies, Internet service providers and other IT-intensive organizations such as financial services companies and large multinationals. Representative customers are Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Telecom, UUNET, First Union Bank, Banques Populaires, Banque de France, Nestlé, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (InfoVista 7667). InfoVista was recently ranked number 4 in the Deloitte & Touche Technology Fast 50 Program in France and received a special award from Euronext for the quality of its financial information. For more information about the company, please visit www.infovista.com.

Contact Details:

Sarah West

Director of Communications
Phone: +44 (0) 7971 848 537
Email: swest@orchestream.com

Bridget McQueen Peake

Manager Public Relations
Phone: +44 (0) 20 7348 1523
Email: bpeake@orchestream.com

###

EXHIBIT 3

Orchestream®

Annual General Meeting Statement & Changes to Board of Directors

London, UK – May 29, 2002 - At the Annual General Meeting of Orchestream Holdings plc (LSE: OCH, NASDAQ: OCHS), a leading provider of software platforms for automating the configuration, activation and assurance of next-generation services on broadband networks, held at 2:30 pm today, the Company made the following statement:

"The Board is pleased to announce the appointment of Greg Lock as Executive Chairman, with effect from 30 May 2002. He replaces Alan Bates, who is stepping down from the Board with effect from today, and will become an adviser to Orchestream for an interim period. As Executive Chairman, Greg will provide leadership and guidance to the executive management team and will apply his experience in sales and marketing to assist in the continued development of the Company's commercial strategy.

"Until April 2000, Greg was Global General Manager, Industrial Sector at IBM Corporation, a division that accounted for approximately 15% of IBM's worldwide revenues and covered customers in the Automotive, Aerospace, Electronics, Chemical, Petroleum and other manufacturing industries. In a 30 year career at IBM, Greg lived in the USA, France, Germany and the UK. He served as a member of the IBM Worldwide Management Council and as a Governor of the IBM Academy of Technology.

"Greg is also a non-executive director of Surfcontrol plc, Target Group plc and Nexagent (Interprovider) Limited. He holds an MA in Natural Sciences from Churchill College Cambridge and is a Fellow of the Royal Society of Arts, Manufacturers and Commerce.

"The Board is also pleased to confirm today the appointment of Anthony Finbow as Chief Executive. Anthony assumed the Chief Executive's responsibilities on the 8th May. He will continue to hold overall responsibility for all the financial aspects of the Company.

"The Company continues to make progress with key customers, channel partners and device manufactures, however, as highlighted in the Q1 2002 results statement issued on 8 May, trading conditions remain challenging within the telecoms sector as a whole. Cash collection to date in the current quarter stands at approximately £1.9 million."

Anthony Finbow, Chief Executive Officer of Orchestream commented:

"We are delighted that Greg has agreed to join the Board and to have secured the services of someone of such high calibre. Greg's widespread commercial and management experience will be a great asset both to myself personally and to the Company going forward. On behalf of the Board, I would also like to record our thanks to Alan Bates for his contribution to the Company over the past five years and we wish him well for the future."

-ends-

For Further Information:

Orchestream
D'Arcy Rossiter +44 (0) 20 7348 5773
Manager, Corporate Marketing
drossiter@orchestream.com

Hogarth Partnership
James Longfield/Georgina Briscoe +44 (0) 20 7357 9477
jlongfield@hogarthpr.co.uk
gbriscoe@hogarthpr.co.uk

About Orchestream
Orchestream delivers software platforms for automating the configuration, activation and assurance of next generation services on broadband networks. Orchestream's products provide network owners and operators with the tools they need to deliver value added services and manage network performance and customer satisfaction. Founded in 1996 and listed on the London Stock Exchange and NASDAQ, Orchestream's customers include some of the world's most innovative telecom companies including AT&T, BT Ignite, Cable and Wireless, COLT, Energis, SBC, Sonera, Teleglobe, Telstra, Telewest and Worldcom. For more information visit www.orchestream.com, or call: Europe and Rest of World: +44 (0) 20 7348 1500, North America: (703) 734-3706.

This news release may contain statements of a forward-looking nature relating to probable financial performance of Orchestream Holdings plc. Such statements are based upon the information currently available to management, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

EXHIBIT 4

RNS Number:7498W
Orchestream Holdings PLC
31 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

ORCHESTREAM HOLDINGS PLC

2. Name of director

GREGORY HUGH LOCK

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

ACQUISITION OF A BENEFICIAL INTEREST BY GREGORY LOCK & NOTIFICATION OF A BENEFICIAL INTEREST OF GREGORY LOCK'S SPOUSE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PERSHING KEEN NOMINEES LIMITED - ACQUISITION OF 650,000 ORDINARY SHARES OF £0.10 EACH TO BE HELD ON BEHALF OF GREGORY LOCK PERSHING KEEN NOMINEES LIMITED - NOTIFICATION OF AN INTEREST OF GREGORY LOCK IN 40,000 ORDINARY SHARES OF £0.10 EACH, BENEFICIALLY OWNED BY GREGORY LOCK'S SPOUSE

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

40,000 ORDINARY SHARES OF £0.10 EACH ARE HELD BY PERSHING KEEN NOMINEES LIMITED ON BEHALF OF GREGORY LOCK'S SPOUSE. SHE IS THE BENEFICIAL OWNER OF THOSE SHARES.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF 650,000 ORDINARY SHARES OF £0.10 EACH BY PERSHING KEEN NOMINEES LIMITED ON BEHALF OF GREGORY LOCK HOLDING OF 40,000 ORDINARY SHARES OF £0.10 EACH BY PERSHING KEEN NOMINEES LIMITED ON BEHALF OF GREGORY LOCK'S SPOUSE

7. Number of shares/amount of stock acquired

ACQUISITION OF 650,000 ORDINARY SHARES OF £0.10 EACH BY PERSHING KEEN

NOMINEES LIMITED ON BEHALF OF GREGORY LOCK HOLDING OF 40,000 ORDINARY SHARES OF £0.10 EACH BY PERSHING KEEN NOMINEES LIMITED ON BEHALF OF THE SPOUSE OF GREGORY LOCK

8. Percentage of issued class

0.52%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF £0.10 EACH

12. Price per share

£0.065 IN RELATION TO THE 650,000 ORDINARY SHARES OF £0.10 EACH ACQUIRED BY PERSHING KEEN NOMINEES LIMITED ON BEHALF OF GREGORY LOCK

13. Date of transaction

ACQUISITION OF 650,000 ORDINARY SHARES OF £0.10 EACH BY PERSHING KEEN NOMINEES LIMITED ON BEHALF OF GREGORY LOCK - 29 May 2002

14. Date company informed

30 May 2002

15. Total holding following this notification

GREGORY LOCK HAS A BENEFICIAL INTEREST IN 650,000 ORDINARY SHARES OF £0.10 EACH PLUS AN INTEREST IN 40,000 ORDINARY SHARES OF £0.10 EACH, WHICH ARE BENEFICIALLY OWNED BY HIS SPOUSE.

16. Total percentage holding of issued class following this notification

0.52%

If a director has been granted options by the company please complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

GREGORY LOCK WAS APPOINTED A DIRECTOR OF THE COMPANY ON 30 MAY 2002

24. Name of contact and telephone number for queries

ANTHONY FINBOW - 020 7348 1500

25. Name and signature of authorised company official responsible for making this notification

ANTHONY FINBOW (COMPANY SECRETARY)

Date of Notification.................................. 31 MAY 2002

EXHIBIT 5

RAPID DEPLOYMENT OF METRO OSS SERVICES NOW AVAILABLE WITH RIVERSTONE AND ORCHESTREAM INTEGRATED SOLUTION

RapidOS Metro Service Center Offers Immediate, Flexible Entry into Metro Services Market

Atlanta, Georgia – Supercomm Booth 31415, 4 June 2002 – Orchestream (LSE:OCH and NASDAQ:OCHS), a leading provider of software platforms for automating the configuration, activation and assurance of next generation services on broadband networks, today announced it has partnered with Riverstone Networks (Nasdaq: RSTN) to deliver an integrated operational support system (OSS) application solution for provisioning and managing metro services. The RapidOS Metro Service Center unveiled today by Riverstone, capitalizes on Orchestream's multi-vendor service activation and automated configuration support capabilities.

By integrating critical OSS applications into one solution, RapidOS Metro Service Center eliminates the time consuming process of selecting, installing and integrating OSS applications, giving Service Providers immediate access to the benefits of offering metro Ethernet services. Enterprise customers with bandwidth-intensive data needs are seeking out these services including, bandwidth on demand, MPLS VPNs, Virtual private LAN services, and value-added services over Ethernet connections. The demand is predicted to grow steeply over the next four years, reaching over $4 billion by 2006. (Yankee Group)

"The RapidOS Metro Service Centre speeds metro service delivery by incorporating critical OSS applications in a single turnkey solution," said Ed Chang, Riverstone's vice president of product marketing and management. "As the piece of the solution that enables carriers to rapidly turn on new services, Orchestream's Service Activator plays a crucial role in reducing the amount of time it takes for carriers to earn revenue from advanced metro services."

The RapidOS Metro Service Center combines service creation, service level agreement monitoring, service fault management and billing, using the best-of-breed applications from Orchestream, MicroMuse, XACCT and InfoVista. Enterprise customers can access their own network services through a self-service Web portal, allowing them to securely monitor and control which services they have, track performance and review billing.

Benedict Enweani, CTO of Orchestream said, "The combination of Riverstone's strengths in metro area networking and Orchestream's powerful service activation platform means that network managers can take full advantage of the new features efficiently, effectively & easily; enabling the service provider to build a whole new service experience around the services being offered, from basic service delivery to customer self-provisioning & service level agreement reports in a way that delivers customers with services they really want & need."

About Orchestream
Orchestream delivers software platforms for automating the configuration, activation and assurance of next generation services on broadband networks. Orchestream's products provide network owners and operators with the tools they need to deliver value added services and manage network performance and customer satisfaction. Founded in 1996 and listed on the London Stock Exchange and NASDAQ, Orchestream's customers include some of the world's most innovative telecom companies including AT&T, BT Ignite, Cable and Wireless, COLT, Energis, SBC, Sonera, Teleglobe, Telstra, Telewest and Worldcom. For more information visit www.orchestream.com, or call: Europe and Rest of World: +44 (0) 20 7348 1500; North America: +1 (703) 734-3706.

About Riverstone Networks
Riverstone Networks, Inc., (Nasdaq: RSTN) provides solutions for metropolitan area networks, enabling carriers to convert raw bandwidth into profitable services. In more than 50 countries, carriers operating the world's largest metropolitan area networks depend on Riverstone to create and reliably deliver profitable services over legacy and next-generation infrastructures. Worldwide, Riverstone routers are the trusted choice of telecommunications carriers. For more information, please visit Riverstone's web site at www.riverstonenet.com.

Contact Details:

Sarah West

Director of Communications
Phone: +44 7971 848 537
Email: swest@orchestream.com

Bridget McQueen Peake

Manager Public Relations
Phone: +44 20 7348 1523
Email: bpeake@orchestream.com

###